JUPITER SATURN HOLDING COMPANY

c/o Watson Wyatt Worldwide, Inc.

875 Third Avenue

New York, NY 10022

November 9, 2009

VIA EDGAR AND HAND DELIVERY

Mail Stop 3010

Karen J. Garnett

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jupiter Saturn Holding Company
Registration Statement on Form S-4/A
Filed November 4, 2009
File No. 333-161705

Dear Ms. Garnett:

On behalf of Jupiter Saturn Holding Company (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated November 5, 2009, setting forth comments to the Registration Statement on Form S-4/A (“Amendment No. 2”) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on November 4, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. Page references in our responses are to Amendment No. 3 to the S-4 (“Amendment No. 3”), which is being filed by the Company today with the Commission by electronic submission. Any terms not defined herein shall have the meanings set forth in Amendment No. 3.

Amounts to be Received, page 9

1.	In your calculation of the final transaction value per Towers Perrin share in footnote (3) we note that you disclose that you use the total number of shares of Towers Perrin common stock outstanding (70,209.60) as the denominator, but throughout the rest of the document, you disclose that the denominator is the total number of Fully Diluted Towers Perrin Shares immediately prior to the Effective Time, which includes Towers Perrin RSUs and certain other issuable shares. We also note that your actual calculation of the Amount and Type of Securities to be Received in the Merger for the exchange of 1 share of Towers Perrin common stock Assuming a Class R election is made in the table on page 9 uses the diluted share number as the denominator. Please revise your disclosure to clarify which is the correct denominator and eliminate any inconsistencies.

Karen J. Garnett

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

The Company has revised the disclosure on page 9 to address this comment.

Potential Alternative Tax Characterization for Towers Perrin Shares Issued in Connection with the Performance of Services, page 143

2.	We note that Milbank’s opinion filed as Exhibit 8.3 is qualified and is “not free from doubt.” Please revise the disclosure to describe the reasons for doubt regarding the tax consequences, which are noted in the opinion letter.

The Company has revised the disclosure on page 143 to address this comment.

*        *        *

The Company would like to commence the solicitation process as soon as practicable. Please note that, as discussed with the Staff, the Company filed a request with the Commission on November 4, 2009 to have Amendment No. 2 declared effective as of 4:00 p.m. (Eastern time) on November 6, 2009, or as soon as practicable thereafter. The Company hereby respectfully requests instead that Amendment No. 3 be declared effective as of 10:00 a.m. (Eastern time) on November 9, 2009, or as soon as practicable thereafter.

If you have any questions, please do not hesitate to contact Stephen I. Glover of Gibson, Dunn & Crutcher LLP at (202) 955-8593 or Charles J. Conroy of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5671. In addition, please feel free to contact me at (703) 258-8000.

Sincerely,

/s/ John J. Haley
John J. Haley
Chief Executive Officer

Enclosures

cc:	Erin McPhee – U.S. Securities and Exchange Commission

Kristi Marrone – U.S. Securities and Exchange Commission

Angela McHale – U.S. Securities and Exchange Commission

Mark V. Mactas – Towers, Perrin, Forster & Crosby, Inc.

Stephen I. Glover – Gibson, Dunn & Crutcher LLP

Charles J. Conroy – Milbank, Tweed, Hadley & McCloy LLP